CHAPMAN AND CUTLER LLP                                   111 WEST MONROE STREET
                                                        CHICAGO, ILLINOIS 60603


                                April 18, 2012


VIA EDGAR CORRESPONDENCE FILING

Karen Rossotto, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


            Re: First Trust Energy Income and Growth Fund (the "Fund") File Nos. 811-21549; 333-179878

Dear Ms. Rossotto:

      We have received your comments regarding the Registration Statement for the above captioned Fund in your letter of March 30, 2012. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in your letter.

                                   PROSPECTUS

COVER PAGE

      1. PLEASE REVISE THE COVER PAGE, AND THROUGHOUT, TO REFLECT THE FUND'S FULL NAME FIRST TRUST ENERGY INCOME AND GROWTH FUND.

      Response: The Registration Statement has been revised to reflect the Fund's updated legal name, "First Trust Energy Income and Growth Fund".

      2. IN THE INVESTMENT OBJECTIVE SECTION, WHILE THE FIRST SENTENCE OF THIS PARAGRAPH DESCRIBES THE FUND'S INVESTMENT OBJECTIVE, THE REMAINDER OF THE PARAGRAPH CONCERNS THE FUND'S INVESTMENT STRATEGY. PLEASE END THE INVESTMENT OBJECTIVE SECTION AFTER THE FIRST SENTENCE. THE REMAINDER OF THE TEXT MAY BE INCORPORATED INTO THE INVESTMENT STRATEGY SECTION OR ELSEWHERE IN THE PROSPECTUS.

      Response: Pursuant to your request, Investment Objective section of the Cover Page has been revised to end the section after the first sentence, as follows:

            "The Fund's investment objective is to seek a high level of after-tax total return with an emphasis on current distributions paid to shareholders."

      As requested, the remainder of the text has been incorporated into the Investment Strategy section of the Cover Page and in the Prospectus, as applicable.

      3. IN THE INVESTMENT STRATEGY SECTION, PLEASE REVISE THIS PARAGRAPH TO PRESENT THE INFORMATION MORE CONCISELY. THIS REVISION MAY INCLUDE THE INFORMATION CURRENTLY PROVIDED IN THE "INVESTMENT OBJECTIVE" SECTION, AS NOTED ABOVE, HOWEVER, PLEASE ALSO SHORTEN AND SIMPLIFY THE INFORMATION CONTAINED IN THIS SECTION GENERALLY.

      Response: As requested, the information in the "Investment Strategy" section has been shortened and simplified on the Cover Page of the Prospectus. In general, references to the secondary non-fundamental investment policies of the Fund have been deleted from the Cover Page of the Prospectus and a cross reference to "The Fund's Investments" section of the Prospectus has been added.

      4. ALSO IN THE INVESTMENT STRATEGY SECTION, IT STATES THAT "THE FUND INVESTS AT LEAST 85% OF ITS MANAGED ASSETS ... IN SECURITIES OF ENERGY COMPANIES AND ENERGY SECTOR MLPS AND MLP-RELATED ENTITIES". WITH RESPECT TO THE INVESTMENT REQUIREMENTS UNDER RULE 35D-1, PLEASE EXPLAIN SEPARATELY:

      I) HOW DOES THE 85% OF "MANAGED ASSETS" COMPORT WITH THE REQUIREMENT TO INVEST AT LEAST 80% OF NET ASSETS PLUS BORROWINGS FOR INVESTMENT PURPOSES IN ENERGY COMPANIES; AND

      Response: "Managed Assets" is defined on page ii of the Cover Page of the Prospectus as follows:

               "the average daily gross asset value of the Fund (which includes assets attributable to the Fund's Preferred Shares, if any, and the principal amount of any borrowings), minus the sum of the Fund's accrued and unpaid dividends on any outstanding Preferred Shares and accrued liabilities (other than the principal amount of any borrowings of money incurred or of commercial paper or notes issued by the Fund)."


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


      The Fund believes that the defined term "Managed Assets" conforms with the definition of "Assets" ("net assets, plus the amount of any borrowings for investment purposes") in rule 35d-1.

      II) HOW MLP-RELATED ENTITIES ARE CONSIDERED "ENERGY" COMPANIES?

      Response: "The Fund's Investments" section of the Prospectus refers to "MLP-related entities" as general partners or other affiliates of MLPs and equity and debt securities of energy companies that are organized and/or taxed as corporations. For the purposes of clarity, the cover page and other applicable sections of the Registration Statement will be updated to add the term "energy sector" prior to references to "MLP-related entities". In addition, pursuant to comment 3, a cross reference to "The Fund's Investments" section of the Prospectus will be added to the "Investment Strategy" section of the Cover Page.

      5. FURTHERMORE IN THE INVESTMENT STRATEGY SECTION, IT IS STATED THAT THE FUND MAY INVEST "UP TO 35% OF ITS MANAGED ASSETS IN UNREGISTERED ... SECURITIES". PLEASE DESCRIBE GENERALLY THE TYPE OF SECURITIES THIS STATEMENT IS REFERRING TO.

      Response: The references to "unregistered ... securities" refer to MLP common units, MLP subordinated units and securities of public and private energy companies that have not been registered under the Securities Act of 1933, as described in "The Fund's Investments" section of the Prospectus. Pursuant to comment 3 of this letter, a cross reference to "The Fund's Investments" section of the Prospectus will be added to the "Investment Strategy" section of the Cover Page, and the reference to "unregistered" securities will be removed from the Investment Strategy section of the Cover Page.

PROSPECTUS SUMMARY

      6. ON PAGES 1 AND 2, THE FUND'S NON-FUNDAMENTAL INVESTMENT POLICIES ARE LISTED. PLEASE DISCLOSE IN THIS SECTION THAT THESE POLICIES MAY BE CHANGED WITHOUT A SHAREHOLDER VOTE.

      Response: Please refer to the final paragraph of the "Investment Objective and Policies" section of the Prospectus Summary which discloses that such policies may be changed by the Fund's Board of Trustees, without shareholder approval, upon at least 60 days prior written notice of such change to shareholders. Pursuant to your request, this paragraph will be moved to the second paragraph of this section.

      7. ON PAGE 2, IN DISTRIBUTIONS, IT STATES THAT "A PORTION OF DISTRIBUTIONS THE FUND MAKES TO COMMON SHAREHOLDERS MAY CONSIST OF A TAX-DEFERRED RETURN OF CAPITAL". IN THIS SECTION, PLEASE STATE THAT A "RETURN OF CAPITAL" REPRESENTS THE RETURN OF A SHAREHOLDER'S ORIGINAL INVESTMENT IN FUND SHARES, NOT A DIVIDEND


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


FROM ITS PROFITS AND EARNINGS. IN ADDITION, DESCRIBE THE CONSEQUENCE OF A RETURN OF CAPITAL (I.E., THAT, WHILE THE DISTRIBUTIONS THEMSELVES MAY NOT BE TAXABLE, THEY WILL LOWER THE SHAREHOLDER'S BASIS IN THE SECURITIES SO THAT WHEN THEY EVENTUALLY SELL THE SECURITIES (EVEN IF THEY ARE SOLD AT A LOSS ON THE ORIGINAL INVESTMENT) THE SHAREHOLDER MAY BE OBLIGATED TO PAY TAXES ON CAPITAL GAINS).

      Response: Pursuant to your request, the second sentence in the "Distributions" section of the "Prospectus Summary" has been deleted and replaced in its entirety as follows:

                "Due to the tax treatment under current law of cash
            distributions made by MLPs in which the Fund invests, a portion of the distributions the Fund anticipates making to common shareholders may consist of tax-deferred return of capital. To the extent that distributions exceed the Fund's earnings and profits, distributions are generally not treated as taxable income for the investor. Instead, the common shareholders will experience a reduction in the basis of their shares, which may increase the capital gain or reduce capital loss, realized upon the sale of such shares. Section 19(a) of the 1940 Act and Rule 19a-1 thereunder requires the Fund to provide a written statement accompanying payment of a distribution from any source other than income that adequately discloses the source or sources of payment. Thus, if the Fund's capital was the source of a distribution and the payment amounted to a return of capital, the Fund would be required to provide a written notice to that effect. A "return of capital" represents a return on a shareholders original investment in the Fund's common shares, and should not be confused with a dividend from profits and earnings. Upon the sale of common shares, common shareholders generally will recognize capital gain or loss measured by the difference between the sale proceeds received by the common shareholder and the shareholder's federal income tax basis in common shares sold, as adjusted to reflect return of capital. Accordingly, common shareholders should carefully review any written disclosure accompanying a distribution and should not assume that the source of payment is the Fund's income."

      8. ON PAGE 2, IN INVESTMENT OBJECTIVE AND POLICIES, IT STATES THAT THE FUND BELIEVES THAT A PORTION OF ITS INCOME MAY BE TAX DEFERRED, THEREBY INCREASING CASH AVAILABLE FOR DISTRIBUTION BY THE FUND TO ITS COMMON SHAREHOLDERS. PLEASE EXPLAIN TO US HOW "INCOME" CAN BE TAX DEFERRED, RATHER THAN


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


BEING RETURN OF CAPITAL. PLEASE DISCLOSE THAT WHILE CURRENT DISTRIBUTIONS MAY NOT BE TAXABLE, FUTURE DISTRIBUTIONS MAY BE TAXED TO A GREATER EXTENT AS A CONSEQUENCE.

      Response: Pursuant to the your request, the final sentence of the first paragraph of the "Investment Objective and Policies" section of the "Prospectus Summary" has been revised, as follows:

                "The types of MLPs in which the Fund invests historically have made cash distributions to limited partners or members that exceed the amount of taxable income allocable to limited partners or members, due to a variety of factors, including significant non-cash deductions, such as depreciation and depletion. If cash distributions from an MLP exceeds the taxable income reported in a particular tax year, a portion of the excess tax distribution would not be treated as income to the Fund in that tax year but would rather be treated as a return of capital for federal income tax purposes to the extent of the Fund's basis in its MLP units. The Fund's tax basis in an MLP is the amount paid for the interest, decreased for any distributions of cash received by the Fund in excess of the Fund's allocable share of taxable income and decreased by the Fund's allocable share of net losses. Thus, although cash in excess of taxable income and net tax losses may create a temporary economic benefit to the Fund, they will increase the amount of gain (or decrease the amount of loss) on the sale of an interest in an MLP. See "Tax Considerations" in this Summary and "Tax Matters."

      9. ON PAGE 3, IN HEDGING AND STRATEGIC TRANSACTIONS, IT STATES THAT "[T]HE FUND CURRENTLY EXPECTS TO WRITE (OR SELL) COVERED CALL OPTIONS ON THE COMMON STOCK OF ENERGY COMPANIES HELD IN THE FUND'S PORTFOLIO (EMPHASIS ADDED)." HOWEVER IT IS NOTED THROUGHOUT THE REGISTRATION STATEMENT THAT THE FUND IS DOING THIS CURRENTLY. PLEASE REVISE THIS SENTENCE TO REFLECT THE FUND'S CURRENT ACTIVITIES REGARDING COVERED CALL OPTIONS.

      Response: Pursuant to your request, applicable sections of the Registration Statement have been updated to reflect that the Fund currently writes (or sells) covered call options on the common stock of energy companies held in the Fund's portfolio.

      10. ON PAGE 4, THE SECOND SENTENCE IN THE FUND'S INVESTMENTS REFERS TO COMPANIES "GENERALLY INVOLVED IN THE BUSINESS OF ... SUPPLYING ENERGY-RELATED PRODUCTS AND SERVICES". PLEASE DESCRIBE WHAT ENERGY-RELATED PRODUCTS AND SERVICES ARE.


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


      Response: Pursuant to your request, the second sentence of "The Fund's Investments" has been modified to replace the reference to "energy-related products and services" with the following:

            "products and services in support of pipelines, power transmission and petroleum and natural gas production, transportation and storage"

SUMMARY OF FUND EXPENSES

      11. ON PAGE 23, IN THE SUMMARY OF FUND EXPENSES TABLE, THE LAST LINE TOTAL ANNUAL EXPENSES, SHOULD BE ALIGNED WITH THE REST OF THE TABLE. PLEASE REMOVE THE INDENT.

      Response: Pursuant to your request, the last line of "Total Annual Expenses" has been aligned with the remainder of the "Summary of Fund Expenses" table.

THE FUND'S INVESTMENTS
      12. ON PAGE 30, IN THE SECTION INVESTMENT OBJECTIVE AND POLICIES, IN THE DISCUSSION OF THE FUND'S NON-FUNDAMENTAL POLICIES, IT STATES THAT "[T]HE FUND DOES NOT INTEND TO INVEST MORE THAN 35% OF ITS MANAGED ASSETS IN ... RESTRICTED SECURITIES". PLEASE NOTE DEFINITIVELY THE MAXIMUM PERCENTAGE OF ASSETS THAT THE FUND MAY INVEST IN THESE SECURITIES (IF THE FUND MAY INVEST 35%, PLEASE REPLACE THE PHRASE "DOES NOT INTEND" WITH "WILL NOT").

      Response: Pursuant to your request, the Investment Objective and Policies discussion in "The Fund's Investments" section of the Prospectus relating to the non-fundamental policy of investing in "restricted securities" has been revised as follows:

            "[t]he Fund will not invest more than 35% of its Managed Assets in ... restricted securities"

      13. THE FUND IS REQUIRED UNDER ITEM 8 OF FORM N-2 TO DESCRIBE THE IDENTITY OF ANY PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES IN WHICH THE FUND PROPOSES TO CONCENTRATE. ADDITIONALLY, ITEM 17 OF FORM N-2 REQUIRES THAT THE FUND CONCISELY DESCRIBE ANY FUNDAMENTAL POLICY (NOT OTHERWISE DESCRIBED IN THE PROSPECTUS) WITH RESPECT TO THE CONCENTRATION OF INVESTMENTS IN A PARTICULAR INDUSTRY OR GROUPS OF INDUSTRIES. ALTHOUGH ON PAGE 31 IN THE SECTION INVESTMENT PHILOSOPHY AND PROCESS, IT IS STATED THAT THE "FUND CONCENTRATES ITS INVESTMENTS IN THE ENERGY SECTOR", PLEASE NOTE SPECIFICALLY WHETHER THE FUND WILL CONCENTRATE OR WILL NOT CONCENTRATE IN A PARTICULAR INDUSTRY OR GROUP OF INDUSTRIES WITHIN THE ENERGY SECTOR. PLEASE ALSO NOTE THE FUND'S CONCENTRATION POLICY ON PAGE 3 OF THE SAI AND STATE WHETHER THE FUND WILL OR WILL NOT CONCENTRATE IN ANY OTHER INDUSTRY.


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


      Response: As set forth in the "The Fund's Investments" section of the Prospectus, the Fund concentrates its investments in the energy sector. Pursuant to your request, the Fund has clarified this reference to its investment concentration as follows:

            "The Fund concentrates its investments in the group of industries that comprise the energy sector."

      In addition, the Fund has added the following as the first sentence of the final paragraph on page 3 of the SAI:

            "As set forth in the Prospectus, the Fund concentrates its investments in the group of industries that comprise the energy sector."

      14. ON PAGE 35, IN USE OF FINANCIAL LEVERAGE, IT STATES THAT "[T]HE FUND MAY, IN THE FUTURE, INCUR ADDITIONAL BORROWINGS, ISSUE ADDITIONAL SERIES OF NOTES OR OTHER SENIOR SECURITIES TO THE EXTENT PERMITTED BY THE 1940 ACT." PLEASE NOTE WHAT IS CURRENTLY PERMITTED UNDER THE ACT WITH RESPECT TO BORROWING.

      Response: Pursuant to your request, the first sentence of the third paragraph under "Use of Financial Leverage" in the Prospectus has been revised as follows:

            "The Fund may, in the future, incur additional Borrowings, issue additional series of notes or other senior securities in an amount up to 33 1/3% (or such other percentage to the extent permitted by the 1940 Act) of its Managed Assets (including the amount borrowed) less all liabilities other than borrowings."

MANAGEMENT OF THE FUND

      15. ON PAGE 54, IN INVESTMENT MANAGEMENT AGREEMENT, PLEASE INCLUDE, AS REQUIRED IN ITEM 9.B.3 OF FORM N-2, A STATEMENT ADJACENT TO THE DISCLOSURE CONCERNING THE ADVISOR'S COMPENSATION, NOTING THAT A DISCUSSION REGARDING THE BASIS FOR THE BOARD OF DIRECTORS APPROVING THE INVESTMENT MANAGEMENT AGREEMENT IS AVAILABLE IN THE FUND'S ANNUAL OR SEMI-ANNUAL REPORT TO SHAREHOLDERS, AS APPLICABLE, AND PROVIDING THE PERIOD COVERED BY THE RELEVANT ANNUAL OR SEMI-ANNUAL REPORT.

      Response: Pursuant to your request, a statement has been added to the Prospectus under "Investment Management Agreement" as follows:


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


            "A discussion regarding the basis for approval by the Board of Trustees of the Fund's Investment Management Agreement with the Advisor is available in the Fund's Annual Report to Shareholders for the fiscal year ended November 30, 2011."

                      STATEMENT OF ADDITIONAL INFORMATION

      16. ON PAGE 16, IN THE SECTION STRATEGIC TRANSACTIONS IT STATES THAT "[T]HE FUND MAY PURCHASE AND WRITE (SELL) CALL AND PUT OPTIONS ON ANY SECURITIES AND SECURITIES INDICES". PLEASE INDICATE DEFINITIVELY THE MAXIMUM PERCENTAGE OF ASSETS THAT THE FUND MAY INVEST IN THESE SECURITIES. PLEASE ALSO PROVIDE THE MAXIMUM PERCENTAGE OF ASSETS THAT THE FUND MAY SELL SHORT, AND PURCHASES OF COMMODITY CONTRACTS, INCLUDING FUTURES CONTRACTS.

      Response: As set forth in the "Investment Restrictions" section of the Statement of Additional Information, the Fund, as non-fundamental policies, (i) will not engage in short sales, except to the extent the Fund engages in derivative investments to seek to hedge against interest rate risk in connection with the Fund's use of Financial Leverage or market risks associated with the Fund's portfolio and (ii) may invest up to 15% of its Managed Assets in non-U.S. securities as well as hedge the currency risk of the non-U.S. securities using derivative instruments. The Fund does not currently maintain additional policies relating to the maximum percentage of assets that it may sell short and purchase commodity contracts, including future contracts.

      The Registration Statement, under the "Hedge and Strategic Transaction" section, further discloses the hedging and strategic transaction practices of the Fund for the fiscal year ended November 30, 2011 and the expected use of such transactions, as follows:

            "In prior fiscal years, the Fund has entered into interest rate swaps. During the fiscal year ended November 30, 2011, the Fund wrote covered call options on the common stock of energy companies held in the Fund's portfolio. The Fund expects to continue to utilize Strategic Transactions in a manner similar to its activity during fiscal 2011."

      17. ON PAGE 49, REGARDING THE ACCOUNTS LISTED IN THE TABLE OF THE OTHER ACCOUNTS MANAGED BY THE FUND'S PORTFOLIO MANAGERS, AS REQUIRED IN ITEM 21.1.C OF FORM N-2, PLEASE NOTE THE NUMBER OF ACCOUNTS AND THE TOTAL ASSETS IN THE ACCOUNTS WITH RESPECT TO WHICH THE ADVISORY FEE IS BASED ON THE PERFORMANCE OF THE ACCOUNT.


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


      Response: Pursuant to your request, the table entitled "Number of Other Accounts Managed and Assets by Account Type As of December 31, 2011" in the Statement of Additional Information has been updated to reflect number of accounts and total assets in the accounts with respect to which the advisory fee is based upon the performance of the account.

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.

                                       Very truly yours,

                                       CHAPMAN AND CUTLER LLP


                                       By  /s/ Walter Draney
                                           ----------------------------
                                               Walter Draney


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